September 20, 2010

Mr. Stephen Krikorian

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SAVVIS, Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed on March 5, 2010 File no. 000-29375

Dear Mr. Krikorian:

This letter sets forth the response of SAVVIS, Inc. (the “Company”) to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) in a letter dated September 9, 2010. We have set forth the Staff’s comment below, together with the Company’s response.

Form 10-K for the fiscal year ended December 31, 2009

Item 11. Executive Compensation, page 46 (Incorporated Reference From Definitive Proxy Statement Filed March 26, 2010)

Compensation Discussion and Analysis

Annual Bonuses

2009 Annual Incentive Plan, page 19

We note your response to prior comment 2. Item 402(a)(2) of Regulation S-K requires clear, concise and understandable disclosure of “all plan and non-plan compensation awarded to, earned by, or paid to” the named executive officers. We continue to believe that your current disclosure and prior responses do not provide clear, concise and understandable disclosure of how the individual goals impacted compensation awarded to, earned by, or paid to your named executive officers under your 2009 Annual Incentive Plan. In addition, we are unable to concur with your assertion that because the Committee’s assessment of performance is subjective, and the individual goals are not weighted, the individual goals are not a material part of the Company’s compensation policies. Where discretion is exercised to increase or decrease any clement of compensation by a material amount, as here, a discussion of such exercise — including a discussion of the

Savvis	10900 Hampshire Ave. S., Bloomington, MN 55438
www.savvis.net	Office 952.852.4898 Fax: 952.852.4810

Mr. Stephen Krikorian

September 20, 2010

material factors considered, such as what the individual performance objectives are and how the assessment of performance resulted in the amount of the increase or decrease — is warranted. Please confirm your understanding.

We confirm our understanding of the Staff’s comment and will take it into account in future filings.

Please contact me at (952) 852-4898 with any additional questions or comments.

* * * * *

As requested by the Staff, the Company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Peter J. Bazil

Peter J. Bazil
Vice President, General Counsel & Secretary
SAVVIS, Inc.